EX 99.2

Security Ownership of Directors and Executive Officers

The following table sets forth certain information regarding the beneficial ownership of the common stock of Amber Road, Inc. (the “Company”) as of February 25, 2019 by each director, and the executive officers, of the Company. There were 28,076,326 shares of our common stock outstanding as of February 25, 2019.

Unless otherwise indicated, the address of each person named in the table below is Amber Road, Inc., One Meadowlands Plaza, East Rutherford, New Jersey 07073, and each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. We are not aware of any arrangements that could at a subsequent date result in a change in control. The table does not include PSUs that were awarded during 2017, which generally vest only upon a determination by the Board of Directors of the achievement of performance criteria.

Named Executive Officers and Directors:	# Shares Beneficially Owned[1]	Percent of Total
Thomas Conway [2]	375,251	1.3
Pamela Craven [3]	66,978	*
Rudy Howard [4]	137,138	*
Nathan Pieri [5]	404,259	1.4
James Preuninger [6]	2,413,917	8.6
Barry Williams [7]	77,910	*
Ralph Faison [8]	6,500	*

*	Less than 1%
(1)
Includes shares which the individuals shown own or have the right to acquire (a) upon vesting of restricted stock units (RSUs) where the shares could be issuable as of or within 60 days thereafter, and (b) upon exercise of stock options that are vested as of February 25, 2019 or within 60 days thereafter. Such shares are deemed to be outstanding in calculating the percentage ownership of such individual (and the group), but are not deemed to be outstanding as to any other person.

(2)
Mr. Conway is Chief Financial Officer of the Company. Includes 23,775 shares of common stock and options to purchase 351,476 shares of common stock that have vested or will vest within 60 days of the date of this table.

(3)	Ms. Craven is a director of the Company. Includes 10,000 shares of common stock and 56,978 vested RSUs for which receipt could be settled within 60 days of the date of this table.
(4)
Mr. Howard is a director of the Company. Includes stock options to purchase 80,160 shares of common stock that have vested or will vest within 60 days of the date of this table and 56,978 vested RSUs for which receipt could be settled within 60 days of the date of this table.

(5)
Mr. Pieri is our Chief Product Officer. Includes 54,259 shares of common stock and options to purchase 350,000 shares of common stock that have vested or will vest within 60 days of the date of this table.

(6)
Mr. Preuninger is our Chief Executive Officer and a director of the Company. Consists of 1,672,369 shares of common stock and options to purchase 741,548 shares of common stock that have vested or will vest within 60 days of the date of this table.

(7)	Mr. Williams is a director of the Company. Includes 77,910 vested RSUs for which receipt could be settled within 60 days of the date of this table.
(8)	Mr. Faison is a director of the Company. Includes 6,500 shares of common stock.